United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Karyopharm Therapeutics Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

48576U106

(CUSIP Number)

May 13, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48576U106	Schedule 13G	Page 1 of 6

1	Names of Reporting Persons J. Wood Capital Advisors LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 6,872,027
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,872,027

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,872,027
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.5%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 48576U106	Schedule 13G	Page 2 of 6

1	Names of Reporting Persons Jason Wood
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 6,872,027
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,872,027

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,872,027
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.5%
12	Type of Reporting Person IN

CUSIP No. 48576U106	Schedule 13G	Page 3 of 6

ITEM 1.	(a)	Name of Issuer:

Karyopharm Therapeutics Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

85 Wells Avenue, 2nd Floor, Newton, MA 02459

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

J. Wood Capital Advisors LLC
Jason Wood

	(b)	Address or Principal Business Office:

The principal business address of each of the Reporting Persons is 1820 Calistoga Road, Santa Rosa, CA 95404.

	(c)	Citizenship of each Reporting Person is:

J. Wood Capital Advisors LLC is organized under the laws of the state of California. Jason Wood is a citizen of the United States.

	(d)	Title of Class of Securities:

Common stock, $0.0001 par value (“Common Stock”)

	(e)	CUSIP Number:

48576U106

ITEM 3.

Not applicable.

CUSIP No. 48576U106	Schedule 13G	Page 4 of 6

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of the shares of Common Stock, based upon 124,608,532 shares of Common Stock outstanding as of May 13, 2024.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
J. Wood Capital Advisors LLC	6,872,027	5.5%	0	6,872,027	0	6,872,027
Jason Wood	6,872,027	5.5%	0	6,872,027	0	6,872,027

J. Wood Capital Advisors LLC is the record holder of the shares of Common Stock reported herein. Jason Wood is the managing member of J. Wood Capital Advisors LLC. As a result, Jason Wood may be deemed to share beneficial ownership of the shares of Common Stock directly held by J. Wood Capital Advisors LLC.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 48576U106	Schedule 13G	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2024	J. Wood Capital Advisors LLC

	By:	/s/ Jason Wood
	Name:	Jason Wood
	Title:	Managing Member

Jason Wood

/s/ Jason Wood

CUSIP No. 48576U106	Schedule 13G	Page 6 of 6

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement.